

July 12, 2022

George Gresham
Chief Financial Officer and Chief Operating Officer
Green Dot Corporation
114 W 7th Street
Suite 240
Austin, Texas 78701

      Re: Green Dot Corporation
          Form 10-K for the fiscal year ended December 31, 2021
          Filed February 28, 2022
          File No. 001-34819

Dear Mr. Gresham:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Business
Dividend and Share Repurchase Restrictions, page 8

1. You disclose various rules and regulations that could restrict the ability of Green Dot Bank to pay you dividends or make other distributions. Please tell us your consideration for providing the parent-only financial information required by either Rule 9-06 of Regulation S-X for bank holding companies or Rule 5-04(a)(3) of Regulation S-X for commercial and industrial companies.

Notes to Consolidated Financial Statements
Note 7 - Equity Method Investments, page 74

2.   We note that the $7.0 million equity in losses of TailFin Labs, LLC in 2020 appears significant to your pre-tax income. Please provide us your analysis indicating why it is appropriate to exclude separate financial statements of this equity method investee under Rule 3-09 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance